NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Registration Statement on Form S-3 (No. 333-221253) of Noble Midstream Partners LP

Dear Mr. Levenberg:

On behalf of Noble Midstream Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated to 5:00 p.m., Washington, D.C. time, on November 9, 2017, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, NOBLE MIDSTREAM PARTNERS LP

By:	Noble Midstream GP, LLC, its general partner

By:	/s/ John F. Bookout, IV
Name: John F. Bookout, IV
Title: Chief Financial Officer